08027448

SEC
Mail Processing
Section

FEB 28 2008

Washington, DC
101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50382

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Lampost Capital, L. C.

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7777 W. Glades Road, Suite 213
(No. and Street)

Boca Raton	Florida	33434
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael S. Meade 561-883-0454
(Area Code – Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lashley, Seland & Rotroff, P. A.
(Name - *if individual, state last, first, middle name*)

919 West State Road 436, Suite 300, Altamonte Springs	Florida	32714
(Address and City)	(State)	(Zip Code)

PROCESSED
MAR 19 2008
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Michael S. Meade, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or Lampost Capital, L. C., as of December 31, 2007 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Public Notary

KELLIE P. BOYLE
Notary Public-State of Florida
COMMISSION #DD305302
EXPIRES JUNE 17, 2008

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LAMPOST CAPITAL, L.C.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007
AND
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

LAMPOST CAPITAL, L.C.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

TABLE OF CONTENTS

LS&R

LASHLEY, SELAND & ROTROFF, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA
Albert A. King, CPA

Report of Independent Certified Public Accountants

Members
Lampost Capital L.C.

We have audited the accompanying statement of financial condition of Lampost Capital L.C. as of December 31, 2007, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lampost Capital, L.C. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented on pages 10 and 11 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lashley, Seland & Rotroff, P.A.

February 18, 2008

919 WEST STATE ROAD 436 ► SUITE 300 ► ALTAMONTE SPRINGS, FL 32714
TELEPHONE 407.774.2044 ► FAX 407.774.6199 ► IN LAKE COUNTY 352.383.5552

LAMPOST CAPITAL, L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

Assets		
Cash and cash equivalents	$	277,788
Receivables from clearing broker and others		263,978
Securities purchased, not yet sold		15,837
Prepaid expenses and other current assets		10,518
Property and equipment, net of accumulated depreciation of $33,899		45,059
	$	613,180
Liabilities and members' equity		
Liabilities:		
Accounts payable	$	34,511
Loan payable		20,220
Accrued expenses		118,558
Total liabilities		173,289
Members' equity		439,891
	$	613,180

The accompanying notes are an integral part of these financial statements.

LAMPOST CAPITAL L.C.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues:	
Trading	$ 407,048
Commissions	378,686
Interest, dividends and other	101,658
Unrealized gains	6,651
Total revenue	894,043
Expenses:	
Wages and taxes	227,188
Execution costs	225,831
Other operating costs	92,879
Clearing costs	58,069
Commissions	11,295
Occupancy	17,135
Depreciation	7,812
Telephone and communications	5,642
Total expenses	645,851
Net Income	$248,192

The accompanying notes are an integral part of these financial statements.

LAMPOST CAPITAL L.C.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Members' Equity
Balance at January 1, 2007	$ 491,383
Distributions	(299,684)
Net income	248,192
Balance at December 31, 2007	$ 439,891

The accompanying notes are an integral part of these financial statements.

LAMPOST CAPITAL L.C.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities:	
Net income	$ 248,192
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	7,812
Unrealized profit	(6,833)
Increase or decrease in assets and liabilities:	
Increase in due from clearing broker and others	(79,028)
Decrease in receivables from related parties	39,027
Increase in prepaid and other current assets	(6,886)
Decrease in other assets	9,853
Increase in accounts payable and accrued expenses	69,150
Total cash provided by operating activities	281,287
Cash flows from investing activities:	
Purchase of fixed assets	(3,754)
Total cash used in investing activities	(3,754)
Cash flows from financing activities:	
Payments on auto loan	(9,495)
Distributions to members	(299,684)
Total cash used in financing activities	(309,179)
Net decrease in cash	(31,646)
Cash and cash equivalents at beginning of year	309,434
Cash and cash equivalents at end of year	$ 277,788
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 1,156
Cash paid during the year for income taxes	$ -
Non-Cash Transaction:	
A vehicle was acquired for assumption of debt and write-off a related party receivable	$ 33,321

The accompanying notes are an integral part of these financial statements.

LAMPOST CAPITAL, L.C.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

1. ORGANIZATION

Lampost Capital, L.C. (the "Company") was organized as a limited liability company on July 16, 1997, in the state of Florida. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company operates an office in Boca Raton, Florida. The Company's sources of revenue are derived from unsolicited brokerage transactions, market making and proprietary trading. The Company is an introducing broker-dealer and clears its trades through Penson Financial Services, Inc. (the "Clearing Broker"). Although the Company's Clearing Broker maintains the accounts of all customers, the Company remains contingently liable for customers who do not fulfill their obligations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash equivalents - Cash equivalents are short-term, liquid investments with an original maturity of three months or less and are carried at cost, which approximates market value.

Due from clearing broker and others - Due from clearing broker and others represents commissions and other monies due the Company from the Clearing Broker and some miscellaneous receivables. An allowance for doubtful accounts is not recorded since the Clearing Broker adjusts accounts monthly to actual results.

Securities purchased, not yet sold - Securities purchased, which are readily marketable are recorded at market value with unrealized gains and losses reflected in income.

Furniture and equipment – Furniture and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation thereon are removed from the accounts, and any gains or losses are included in operations. Depreciation on furniture and equipment is provided utilizing the straight line method over the estimated useful lives of the related assets, which is estimated at three to five years.

Securities transactions - Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customer securities are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value.

Fair value of financial instruments - All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Commission – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income taxes - The Company, with the consent of its members, elected to be taxed as a partnership under the Internal Revenue Code. All taxable income or loss flows through to the members. Accordingly, no income tax expense or liability is recorded in the accompanying financial statements.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. RELATED PARTY TRANSACTIONS

The Company shares office space and other related administrative costs with an affiliated company, which is 50% owned by the majority member. This entity executes transactions on behalf of its clients through the Company and its clearing broker, and the Company receives commissions on the trades and other income derived from the balances in the accounts of those clients.

The Company has a minority member who owns two percent (2%) of the Company. The Company has an agreement with the minority member to pay the member a disproportionate share of the profits generated from the trades the member directs to the Company. For the year ended December 31, 2007, the member's distribution was approximately $20,184 of which $2,160 was payable at December 31, 2007.

5. FURNITURE AND EQUIPMENT

Furniture and equipment consists of the following at December 31, 2007:

Property and equipment	$ 78,958
Accumulated depreciation	(33,899)
	$ 45,059

During the year ended December 31, 2007, the Company wrote off property and equipment valued at $9,806, which was fully depreciated. Depreciation expense for the twelve months ended December 31, 2007 was $7,812.

LAMPOST CAPITAL, L.C.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2007

6. CONTRACTUAL COMMITMENTS

The Company leases its office space and the lease expires on August 31, 2008. Rent expense, including parking fees and sales tax for the year ended December 31, 2007 was $17,135. The Company's minimum annual rental obligations are as follows:

2008	21,647

7. LONG-TERM DEBT

During 2007, the Company acquired a vehicle by assuming the outstanding debt on the vehicle and writing-off a receivable of $3,606 from a related party.

Long-term debt at December 31, 2007 consists of the following:

	2007
Notes payable due a bank, collateralized by vehicle with monthly installments of $888 including interest at 4.55%. Note is due December 2009	$ 20,220
Less current portion	(9,936)
Long-term portion of note	$ 10,284

Future principle payments due in 2009 are $10,284.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company's customers' securities transactions are introduced on a fully disclosed basis to its Clearing Broker. The Clearing Broker is responsible for collection of and payment of funds and receipt and delivery of securities for customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments and the Clearing Broker may charge any losses to the Company. The Company seeks to minimize the risk through procedures designed to monitor creditworthiness of the customers and proper execution of transactions by the Clearing Broker.

The Company maintains cash at a national bank. The cash is maintained in a money market fund and the fund is not insured.

The Company maintains accounts at its Clearing Broker. The accounts contain cash and securities. Balances are insured up to $500,000 (with a limit of $100,000 for cash not maintained in money market funds) by the Securities Investor Protection Corporation, and the Clearing Broker carries an excess surety bond.

9. NET CAPITAL REQUIREMENTS

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness ($11,621 at December 31, 2007), or a calculation based upon the number of securities in which the Company makes a market ($126,774 at December 31, 2007), or $100,000. The Company operates pursuant to the (K)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control computations. At December 31, 2007, the net capital, as computed, was $371,685. Consequently, the Company had excess net capital of $244,911.

At December 31, 2007 the percentage of aggregate indebtedness to net capital was 46.9% versus an allowable percentage of 1500%.

10. RECONCILIATION OF NET CAPITAL

The net capital computation shown on the Company's December 31, 2007, FOCUS IIA, and the computation shown on the Computation of Net Capital pursuant to SEC Rule 15c3-1 agree.

LAMPOST CAPITAL, L.C.
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

Computation of basic net capital requirements:

Total members' equity qualified for net capital	$ 439,891
Deduction:	
Non-allowable assets	
Accounts receivable and related party receivable	1,605
Prepaids and other assets	11,556
Property and equipment, net	45,059
Total non-allowable assets	58,220
Net capital before haircuts and securities positions	381,671
Haircuts:	
Other securities	7,704
Undue concentration	2,282
	9,986
Net capital	371,685
Minimum net capital requirements:	
6 2/3% of total aggregate indebtedness ($11,621)	
Minimum dollar net capital for this broker-dealer ($100,000)	
Minimum dollar net capital requirement as a market-maker ($126,774)	
Net capital requirement (greater of above three requirements)	(126,774)
Net capital in excess of required minimum	$ 244,911
Excess net capital at 1000%	$ 354,252
Reconciliation:	
Net capital, per pages 9-10 of the December 31, 2007, unaudited Focus Report, as filed	$371,685
Audit adjustments	-
Net capital, per December 31, 2007, audited report, as filed.	$ 371,685

The accompanying notes are an integral part of these financial statements.

LAMPOST CAPITAL, L.C.
COMPUTATION AND RECONCILIATION AGGREGATE INDEBTEDNESS UNDER RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

Aggregate indebtedness:

Accounts payable and accrued expenses	$ 174,327
Total aggregate indebtedness included in Statement of Financial Condition	$ 174,327
Percentage of aggregate indebtedness to net capital	46.9%

LAMPOST CAPITAL, L.C.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3 AS OF DECEMBER 31, 2007

Lampost Capital, L.C. operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold funds or securities. Lampost Capital, L.C. is, therefore, exempt from the reserve formula calculations and possession and control computations.

LS&R

LASHLEY, SELAND & ROTROFF, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA
Albert A. King, CPA

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Members
Lampost Capital, L.C.

In planning and performing our audit of the financial statements of Lampost Capital, L.C. (the "Company") for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, including tests of such practices that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's

919 WEST STATE ROAD 436 ► SUITE 300 ► ALTAMONTE SPRINGS, FL 32714
TELEPHONE 407.774.2044 ► FAX 407.774.6199 ► IN LAKE COUNTY 352.383.5552

Member of American Institute & Florida Institute of Certified Public Accountants & CPA USA Network

authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, , Financial Industry Regulatory Authority, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

February 18, 2008

END